Exhibit 5.1

[BNY Mellon Letterhead]

August 16, 2016

The Bank of New York Mellon Corporation

225 Liberty Street

New York, New York 10286

Ladies and Gentlemen:

In connection with the issuance and sale by The Bank of New York Mellon Corporation, a Delaware corporation (the “Company”), of (i) $1,250,000,000 aggregate principal amount of its 2.200% Senior Medium-Term Notes Series I due 2023 (the “7-year Fixed Rate Notes”) and (ii) $750,000,000 aggregate principal amount of its 2.450% Senior Medium-Term Notes Series I due 2026 (together with the 7-year Fixed Rate Notes, the “Notes”), pursuant to an Indenture dated as of February 9, 2016, between the Company and Deutsche Bank Trust Company Americas, as Trustee (the “Indenture”), a Distribution Agreement, dated February 9, 2016 (the “Distribution Agreement”), among the Company and the agents party thereto, a Letter Agreement, dated August 9, 2016 (the “Letter Agreement”), among the Company and the agents party thereto and a Terms Agreement, dated August 9, 2016, relating to the Notes (the “Terms Agreement”), I, as counsel for the Company, or attorneys under my supervision, have examined such corporate records, certificates and other documents, and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, it is my opinion that the Notes have been duly authorized and established by the Company in conformity with the Indenture, and, when the Notes have been duly prepared, executed, authenticated and issued in accordance with the Indenture and delivered against payment in accordance with the Distribution Agreement, the Letter Agreement and the Terms Agreement, the Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

I have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible, and I have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, and that the signatures on all documents examined by me are genuine, assumptions which I have not independently verified.

The Bank of New York Mellon Corporation

This opinion letter has been prepared to be filed by the Company as an exhibit to a Current Report on Form 8-K (the “Form 8-K”). The Form 8-K will be incorporated by reference in the Company’s registration statement on Form S-3 (File No. 333-209450). I assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

I hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Form 8-K and to the use of my name therein and to the reference to the Chief Securities Counsel in the Prospectus dated February 9, 2016, as supplemented by a Prospectus Supplement dated March 7, 2016, under the captions “Validity of the Notes” and “Validity of Securities.” By giving such consent, I do not hereby admit that I am within the category of persons whose consents are required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Kathleen B. McCabe

Kathleen B. McCabe
Chief Securities Counsel